EXHIBIT 21.1

ENCORE BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization

Encore Bank, N.A.	United States

Encore Capital Trust II	Delaware

Encore Capital Trust III	Delaware

Town & Country Insurance Agency, Inc.*	Texas

Encore Trust Company, N.A.*	United States

Linscomb & Williams, Inc.*	Texas

*	Subsidiaries of Encore Bank, N.A.